[LETTERHEAD]

August 11, 2010

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Attn: Craig Ruckman

Re: Transamerica Series Trust (the “Registrant”) (File Nos. 033-00507; 811-04419)

To the Commission:

Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000930413-10-003443) on June 14, 2010 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Timothy Bresnahan and Kathi Williams on August 6, 2010. Set forth below are the SEC comments and the Registrant’s responses.

General Comments:

1.

Comment: Supplementally confirm that the paragraph required by Item 1 of Form N1-A, information to shareholders regarding where to obtain a portfolio’s prospectus and other information about the portfolio, is included in each Summary Prospectus.

Response: The Registrant so confirms.

2.

Comment: Supplementally confirm that the Registrant complies with the notice requirements of Rule 14a-16 of the Securities Exchange Act of 1934 regarding disclosure of proxy materials when soliciting proxies.

Response: The Registrant so confirms.

3.	Comment: Supplementally verify that the title “Summary Prospectus” will be boldly located on each Summary Prospectus in the upper right-hand corner.
Response: The Registrant so verifies.

4.	Comment: Fees and Expenses: In response to Item 3 of Form N1-A, include information regarding fees and expenses of the portfolio before the “Annual Operating Expense” table.
Response: The Registrant has included the sentence “There are no sales charges (load) or other transaction fees applicable to the portfolio.” under the section entitled “Fees and Expenses.”

5.

Comment: Fees and Expenses: In response to Item 3 of Form N1-A, clarify in “footnote a” to the “Annual Operating Expense” table whether fees are based on estimates for the current fiscal year or whether they are restated.

Response: Comment accepted. The prospectus has been revised accordingly to show that fees of the portfolio have been restated.

6.	Comment: Fees and Expenses: In response to Comment 5 above, please provide updated fee table.
Response: Comment accepted. Please see attached Exhibit A to this letter.

7.

Comment: Fees and Expenses: Remove the footnote to the “Annual Operating Expense” table relating to fee waivers and/or expense limitations unless such waiver/limitation is actively utilized, and adjust the table format as applicable.

Response: Comment accepted. The prospectus has been revised accordingly.

8.

Comment: Fees and Expenses: In response to Item 3(f)(vii) of Form N1-A, clarify in a footnote to the “Annual Operating Expense” table whether portfolio operating expenses include acquired funds’ fees and expenses.

Response: No footnote is required because the acquired funds’ fees and expenses are less than zero; therefore the ratio does not differ from the financial highlights.

9.

Comment: Principal Investment Strategies: Note that the disclosure of “Principal Investment Strategies” of the portfolio is verbatim in the summary section of Item 4 and the statutory section of Item 9. Please revise Item 4 to summarize disclosure.

Response: Comment accepted. The prospectus has been revised accordingly.

10.

Comment: Principal Investment Strategies: Ensure that the portfolio’s principal risks as stated in the Item 4 “Principal Risk” section are consistent with the section entitled “More on the Risks of Investing in the Portfolio” in Item 9.

Response: Comment accepted. The prospectus has been revised accordingly.

11.

Comment: Principal Investment Strategies: Supplementally clarify the disclosure stating that the portfolio “may target” and allocation of 35% global equities and 65% U.S. fixed income securities. Is this an expectation or is it considered to be a firm percentage?

Response: Comment accepted. The prospectus has been revised accordingly.

12.

Comment: Principal Investment Strategies: Revise the language in paragraph two of the disclosure to reflect plain English. The terms “Dynamic Asset Allocation” and “systematic volatility mitigation tool” do not clearly identify how the portfolio is managed.

Response: Comment accepted. The prospectus has been revised accordingly.

13.

Comment: Principal Investment Strategies: Clarify that the portfolio’s 10% restriction in ETFs is a guideline of equal weight of the percentages used in the bullet points. If so, please include the percentage in the bullet points or distinguish the difference.

Response: Comment accepted. The prospectus has been revised accordingly.

14.

Comment: Principal Investment Strategies: Clarify supplementally the range of market capitalization or investment style of equity securities. Also, as applicable, include corresponding risks relating to investments in small- or medium-sized companies growth stocks and value investing.

Response: Comment accepted. The prospectus has been revised accordingly.

15.

Comment: Principal Investment Strategies: Clarify the first bullet in the portfolio’s guidelines. The bullet states that the portfolio’s investment in equity securities is limited to 45% of its assets, whereas the target allocation is 35% in global equities.

Response: The portfolio’s sub-adviser will make adjustments to the portfolio’s asset class exposures as economic and financial conditions change. However, the maximum allocation to equities will be limited to 45% of the net asset value of the portfolio.

16.	Comment: Principal Risks: Add Active Trading risks.
Response: Comment accepted. The prospectus has been revised accordingly.

17.	Comment: Performance: Delete parenthetical (before and after taxes) in the second paragraph of the performance lead-in.

Response: This paragraph is consistent with the disclosure in the Registrant’s other fund prospectuses. Accordingly, no change has been made to this “stand-alone” prospectus, as it will only be used on an interim basis.

Statement of Additional Information (“SAI”) Comments:

18.	Comment: Supplementally verify the voting instruction procedures relating to the policy or contract owners.

Response: The insurance companies vote portfolio shares held in separate accounts for which no timely instructions are received from the holders of variable annuity contracts and variable life insurance policies, as well as shares it owns, in the same proportion as those shares for which such insurance company receives voting instructions. The SAI has been revised accordingly.

19.

Comment: Identify the location of the reference “As indicated in the prospectus, each portfolio’s investment objective and, unless otherwise noted, its investment policies and techniques may be changed by the Board without approval of shareholders or Policyowners.”

Response: The reference is found on page __ of the prospectus under the section entitled “Investment Policy Changes”.

20.	Comment: Clarify the discussion relating to “confidentiality agreements.”
Response: Comment accepted. The SAI has been revised accordingly.

21.	Comment: Insert “Conflict of Interest, Compensation and Ownership of Securities” section relating to the portfolio’s sub-adviser in Appendix D to the SAI.
Response: Comment accepted. The SAI has been revised accordingly.

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On behalf of the Registrant, it is hereby acknowledged:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;
•

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Please contact me at (727) 299-1844 if you have any questions or require further information with regard to this filing.

Very truly yours,

/s/ Timothy J. Bresnahan

Timothy J. Bresnahan
Assistant Secretary

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EXHIBIT A

TRANSAMERICA ALLIANCEBERNSTEIN DYNAMIC ALLOCATION VP

Investment Objective: Seeks capital appreciation and current income.

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges which are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher. There are no sales charges (loads) or other transaction fees applicable to the portfolio.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)[a]
	Class of Shares

	Initial	Service

Management fees	0.75%	0.75%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.07%	0.07%
Acquired fund fees and expenses (fees and expenses of underlying funds)	0.00%[b]	0.00%[b]
Total annual fund operating expenses	0.82%	1.07%

[a]	Annual portfolio operating expenses have been restated to reflect expenses for the current fiscal year.
[b]	Amount is less than 0.01%.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000. The Example also assumes that your investment has a 5% return each year and that the portfolio operating expenses remain the same. The Example does not reflect charges which are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years

Initial	$84	$244	$522	$1,176
Service	$109	$340	$590	$1,306

Portfolio Turnover: The portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual portfolio operating expenses or in the Example, affect the portfolio performance. During the most recent fiscal year, the portfolio turnover rate was 168% of the average value of the portfolio’s portfolio.

Principal Investment Strategies: Under normal market conditions, the portfolio’s sub-adviser, AllianceBernstein L.P. (“AllianceBernstein”), will allocate substantially all of the portfolio’s assets among individual securities, underlying exchange traded funds (“ETFs”), forwards, swaps and futures to achieve targeted exposure to domestic equities, international equities, domestic bonds, international bonds and foreign currency. AllianceBernstein expects that over the long-term, the portfolio’s allocation will average approximately 35% in global equities and 65% in U.S. fixed income securities.

The portfolio utilizes a Dynamic Asset Allocation strategy, which makes short-term adjustments to the portfolio’s asset mix utilizing AllianceBernstein’s research on various risk and return factors, in order to better trade-off risk and return as market and economic conditions change. The approach seeks to generate improved returns per unit of volatility, as compared to those from fixed weight or rules-based models. Further, AllianceBernstein believes that a greater focus on short-term dynamics can improve the distribution of returns through lower volatility and reduction of “tail events” (i.e. mitigate both extreme losses and outsized gains). The portfolio’s asset allocation exposures may be implemented and adjusted either through transactions in individual securities or through derivatives.

The portfolio will invest in both growth and value equity securities, which, at the time of investment, have market capitalizations within the range of market capitalizations of companies appearing in the Morgan Stanley Capital International World Index (“MSCI World”). The market capitalizations of companies appearing in the MSCI World ranged from $408 million to $290 billion as of June 30, 2010.

Under normal circumstances, the portfolio will adhere to the following guidelines:

•	Investments in equity securities are limited to 45% of the portfolio’s assets at any given time.

•	Investments in foreign equity securities are limited to 90% of the portfolio’s equity allocation at any given time.

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